SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2008

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2008

Grupo TMM, S.A.B.

By:
______________________________________
Jacinto Marina
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated July 1, 2008 (GRUPO TMM FILES ITS ANNUAL REPORT ON FORM 20-F WITH THE SECURITIES AND EXCHANGE COMMISSION)

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Monica Azar, Investor Relations	Kristine Walczak (investors, analysts, media)
917-597-5361 or 011-525-55-629-8866 ext.3421	312-726-3600
monica.azar@tmm.com.mx	kwalczak@dresnerco.com

GRUPO TMM FILES ITS ANNUAL REPORT ON FORM 20-F
WITH THE SECURITIES AND EXCHANGE COMMISSION

(Mexico City, July 1, 2008) - Grupo TMM, S.A.B. (NYSE: TMM and BMV: TMM A; "TMM" or the "Company") a Mexican intermodal transportation and logistics company, announced it had filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, with the Securities and Exchange Commission on June 30.

The Annual Report can be found on the Company's website at: www.grupotmm.com, under the English version of the Investors section or by going directly to :
http://www.grupotmm.com/esp/english/investors/form/Default.asp

For a paper copy of TMM's Annual Audited Financial Statements and/or its Annual Report on Form 20-F, free of charge, please contact Monica Azar at 917-597-5361 or at monica.azar@tmm.com.mx

Headquartered in Mexico City, TMM is a Latin American intermodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.